U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                  SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)


                                    ANDAIN, INC.
                                  (Name of Issuer)

                                    COMMON STOCK
                         (Title of Class of Securities)

                                    ___________
                                   (CUSIP Number)

                         Sam Shlomo Elimelech, President
                                  Andain, Inc.
                           5190 Neil Road, Suite 430
                        Reno, Nevada 89502; (775) 333-5997
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 July 3, 2006
         (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Ralph W. Marthaler

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________
(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 9,050,000

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  9,050,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 9,050,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 92.54% (as of July 3, 2006)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

Andain, Inc.
Common Stock, $0.001 par value
5190 Neil Road, Suite 430
Reno, Nevada 89502

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Name: Ralph W. Marthaler

(b)  Address: Einsiedlpus Wasse 1, Waedenswil V8 Switzerland 8820.

(c)  Occupation: President of Pangea Investments GmbH.

(d) During the last five years, such person has not been convicted in a criminal proceeding.

(e) During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)  Citizenship: Switzerland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) On July 3, 2006, the Issuer entered into a Share Purchase Agreement with Pangea Investments GmbH, the controlling shareholder of the Issuer. Under this agreement, the Issuer agreed to purchase from Pangea all of the outstanding common stock of Impact Active Team Ltd, Inc., an Israeli corporation. In return for acquiring these shares, the Issuer paid to Pangea 2,500,000 restricted shares of the Issuer's common stock, which were in fact issued on July 3, 2006.

(b) On July 3, 2006, the Issuer entered into a Technology Purchase Agreement with Pangea. Pangea is the owner of the intellectual properties, potential patent rights, know-how and research and development in process, and all related technical information, in connection with technology as described in a U.S. patent application filed on June 7, 2006. This application covers a pulmonary inhalation drug delivery system for hydrophobic drug molecules for wet and dry inhalation. The Issuer is interested in acquiring this technology in order to further develop it into a commercial product in the filed of respiratory care of ventilator-associated pneumonia and chronic obstructive pulmonary disease patients.

In return for acquiring the rights to use the technology covered by this patent, the Issuer paid to Pangea 4,500,000 restricted shares of the Issuer's common stock, which were in fact issued on July 3, 2006.

(c) On July 3, 2006, the Issuer sold 770,000 shares of its common stock to a total of 56 investors for a total consideration of $7,700.00 ($0.01 per share). One of these investors (50,000 shares) is Ralph Marthaler, the controlling person of Pangea.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) 9,050,000 shares owned by Pangea Investments GmbH. This amount represents, as of July 3, 2006, 92.54% of the outstanding shares.

(b) Ralph W. Marthaler has sole voting and dispositive power with respect to all 9,050,000 shares reported.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

(a)  Share Purchase Agreement between the Company and Pangea
Investments GmbH, dated July 3, 2006 (not including Schedule 1,
Disclosure Schedule) (incorporated by reference to Exhibit 10.1 of the Form 8-K of the Issuer filed on July 5, 2006).

(b)  Technology Purchase Agreement between the Company and Pangea
Investments GmbH, dated July 3, 2006 (incorporated by reference to
Exhibit 10.2 of the Form 8-K of the Issuer filed on July 5, 2006).


                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

                                       Ralph W. Marthaler



Date: July 6, 2006                     /s/  Ralph W. Marthaler